Exhibit 99.1

GRAVITY CO., LTD. and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Contents

Page

Independent Auditors’ Report1

Consolidated Financial Statements

Consolidated Statements of Financial Position3

Consolidated Statements of Comprehensive Income6

Consolidated Statements of Changes in Equity7

Consolidated Statements of Cash Flows8

Notes to the Consolidated Financial Statements9

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

Gravity Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of Gravity Co., Ltd. and its subsidiaries(the ”Group”), which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 23, 2021

This report is effective as of March 23, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In thousands of won)	Notes		December 31, 2020	December 31, 2019

Assets
Current assets
Cash and cash equivalents	5,6,22	~~W~~	110,632,482	79,427,979
Short-term financial instruments	6,22		71,000,000	39,500,000
Accounts receivable, net	6,7,13,22		59,761,256	32,253,496
Other receivables, net	6,7,22		8,333	56,177
Prepaid expenses	13		2,237,708	1,962,421
Other current financial assets	6,22		817,825	232,676
Other current assets			2,128,113	2,430,604
			246,585,717	155,863,353
Non-current assets
Property and equipment, net	8,21		7,695,046	6,663,444
Intangible assets, net	9		3,362,879	1,717,060
Other non-current assets			2,814,792	1,744,551
Other non-current financial assets	6,22		1,323,865	1,769,840
Deferred tax assets	18		3,590,069	7,667,097
			18,786,651	19,561,992
Total assets		~~W~~	265,372,368	175,425,345

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2020 and 2019

(In thousands of won)	Notes		December 31, 2020	December 31, 2019

Liabilities
Current liabilities
Account payables	6,22	~~W~~	52,687,616	37,496,038
Deferred revenue	13		13,692,283	10,747,710
Withholdings			2,851,636	1,763,653
Accrued expenses	6,22		1,364,753	1,174,924
Income tax payable	18		9,469,833	2,618,245
Other current liabilities	6,21		2,654,101	1,986,578
			82,720,222	55,787,148
Non-current liabilities
Long-term account payables	6,22		1,402,466	192,782
Long-term deferred revenue	13		101,015	98,226
Other non-current liabilities	6,21		3,800,649	3,576,384
Deferred tax liabilities	18		-	4,715
			5,304,130	3,872,107
Total liabilities		~~W~~	88,024,352	59,659,255

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2020 and 2019

(In thousands of won)	Notes		December 31, 2020	December 31, 2019

Equity
Equity attributable to owners of the Parent Company
Share capital	12	~~W~~	3,474,450	3,474,450
Share premium	12		27,109,803	27,127,684
Other components of equity	12		(1,044,533)	274,538
Retained earnings	12		147,371,155	84,668,067
Non-controlling interest			437,141	221,351
Total equity			177,348,016	115,766,090
Total liabilities and equity		~~W~~	265,372,368	175,425,345

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In thousands of won, except per share amounts)	Notes		2020	2019

Revenues	13,23,24
Online games		~~W~~	89,545,060	42,321,437
Mobile games			298,323,908	301,903,506
Other revenue			18,084,053	16,742,155
			405,953,021	360,967,098
Cost of revenues	14		239,044,923	265,788,109
Gross profit			166,908,098	95,178,989
Selling, general and administrative expenses	14,15		77,433,905	46,375,930
Operating profit	23		89,474,193	48,803,059
Non-operating income and expenses
Finance income	6,16		1,265,740	2,074,700
Finance costs	6,16		(637,083)	(408,513)
Other non-operating income	6,17		2,867,922	2,465,615
Other non-operating expenses	6,17		(4,959,662)	(1,678,358)
Profit before income tax expense			88,011,110	51,256,503
Income tax expense	18		25,455,435	11,526,299
Profit for the year		~~W~~	62,555,675	39,730,204

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments			(1,319,071)	136,105
Total comprehensive income for the year		~~W~~	61,236,604	39,866,309

Profit (loss) attributable to:
Owners of the Parent Company		~~W~~	62,703,088	39,875,981
Non-controlling interests			(147,413)	(145,777)

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	61,384,017	40,012,086
Non-controlling interests			(147,413)	(145,777)

Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share (in won)	19	~~W~~	9,023	5,738
Diluted earnings per share (in won)	19	~~W~~	9,023	5,738

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In thousands of won)			Equity attributable to owners of the Parent Company
	Notes		Share capital	Share premium	Other components of equity	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2019		~~W~~	3,474,450	27,140,255	138,433	45,404,608	76,157,746	(605,961)	75,551,785
Total comprehensive income for the period:
Profit for the year			-	-	-	39,875,981	39,875,981	(145,777)	39,730,204
Foreign currency translation adjustments	12		-	-	136,105	-	136,105	-	136,105
Transactions with owners:
Equity transaction			-	(12,571)	-	-	(12,571)	1,401	(11,170)
Non-controlling interests			-	-	-	(612,522)	(612,522)	971,688	359,166
Balance at December 31, 2019		~~W~~	3,474,450	27,127,684	274,538	84,668,067	115,544,739	221,351	115,766,090

Balance at January 1, 2020		~~W~~	3,474,450	27,127,684	274,538	84,668,067	115,544,739	221,351	115,766,090
Total comprehensive income for the period:
Profit for the year			-	-	-	62,703,088	62,703,088	(147,413)	62,555,675
Foreign currency translation adjustments	12		-	-	(1,319,071)	-	(1,319,071)	-	(1,319,071)
Transactions with owners:
Equity transaction			-	(17,881)	-	-	(17,881)	1,227	(16,654)
Changes in interests in subsidiaries			-	-	-	-	-	361,976	361,976
Balance at December 31, 2020		~~W~~	3,474,450	27,109,803	(1,044,533)	147,371,155	176,910,875	437,141	177,348,016

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flow

For the years ended December 31, 2020 and 2019

(In thousands of won)	Notes		2020	2019

Cash flows from operating activities
Profit for the year		~~W~~	62,555,675	39,730,204
Adjustments	20		32,132,238	14,703,135
Changes in operating assets and liabilities	20		(12,952,425)	(17,212,867)
Interest received			1,122,471	1,605,200
Interest paid			(185,742)	(277,454)
Income taxes paid			(12,815,314)	(12,176,936)
Net cash provided by operating activities			69,856,903	26,371,282

Cash flows from investing activities
Proceeds from disposal of property and equipment	8		3,039	71,228
Proceeds from disposal of other intangible assets	9		-	20,215
Decrease in other non-current financial assets			22,479	42,768
Increase in short-term financial instruments			(31,500,000)	(30,000,000)
Purchase of property and equipment	8		(1,071,379)	(982,899)
Purchase of intangible assets	9		(2,624,540)	(1,359,971)
Increase in other non-current financial assets			(879,063)	(317,125)
Net cash used in investing activities			(36,049,464)	(32,525,784)

Cash flows from financing activities
Proceeds from capital contribution from non-controlling interests			361,976	359,166
Payment of share issuance			(16,654)	(11,170)
Repayment of lease liabilities	21		(2,892,567)	(2,034,071)
Net cash used in financing activities			(2,547,245)	(1,686,075)

Effects of exchange rate changes on cash and cash equivalents			(55,691)	1,217,818
Net increase (decrease) in cash and cash equivalents			31,204,503	(6,622,759)
Cash and cash equivalents at beginning of the year			79,427,979	86,050,738
Cash and cash equivalents at end of the year		~~W~~	110,632,482	79,427,979

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019

1.  General Information

(1) The Parent Company

GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games, and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 93 markets. The Parent Company also operates many other games.

On February 8, 2005, the Parent Company listed its shares on the Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.

As of December 31, 2020, the Parent Company’s total paid-in capital amounts to ~~W~~3,474,450 thousand. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2020 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

(2) Consolidated subsidiaries

Details of the consolidated subsidiaries as of December 31, 2020 and 2019 are as follows:

				Percentage of ownership (%)
Subsidiaries	Location	Main business	Fiscal year end	December 31, 2020	December 31, 2019
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100	100
Gravity Entertainment Corp. (*1)	Japan	Animation production, distribution, and game services	December	-	100
Gravity NeoCyon, Inc. (Formerly, NeoCyon, Inc.) (*2)	Korea	Mobile Game Development and Service	December	99.53	99.24
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100	100
PT. Gravity Game Link	Indonesia	Online and mobile game services	December	70	70
Gravity Game Tech Co., Ltd.	Thailand	Online and mobile game services	December	100	100
Gravity Game Arise Co., Ltd.	Japan	Online and mobile game services	December	100	100

(*1) Gravity Entertainment Corp. was liquidated during 2020 and has been excluded from subsidiary since then.

(*2) During the year ended December 31, 2020, the Parent Company participated in paid-in capital increase of Gravity NeoCyon, Inc. which resulted in increase of ownership interest of the Parent Company.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

1.  General Information, Continued

(3) Condensed financial information of subsidiaries as of and for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020
Subsidiaries		Total assets(*1)	Total liabilities(*1)	Revenues(*1)	Profit (loss) for the period(*1)
Gravity Interactive, Inc.	~~W~~	31,848,915	23,405,476	123,055,325	1,137,851
Gravity Entertainment Corp.(*2)		-	-	-	7,706
Gravity NeoCyon, Inc.		11,068,694	7,422,182	26,368,123	(1,753,593)
Gravity Communications Co., Ltd.		33,717,352	10,070,240	41,677,215	12,281,146
PT. Gravity Game Link		2,184,917	663,529	4,880,948	(315,190)
Gravity Game Tech Co., Ltd.		21,092,640	6,314,555	39,147,178	13,989,069
Gravity Game Arise Co., Ltd.		2,637,083	2,065,979	2,483,354	81,573

(*1) Amounts before offsetting the related party transactions.

(*2) Gravity Entertainment Corp. was liquidated during 2020 and has been excluded from subsidiary since then.

(In thousands of won)		2019
Subsidiaries		Total assets(*)	Total liabilities(*)	Revenues(*)	Profit (loss) for the period(*)
Gravity Interactive, Inc.	~~W~~	39,296,390	29,112,064	230,028,732	12,803,917
Gravity Entertainment Corp.		44,413	51,753	263,173	(443,447)
Gravity NeoCyon, Inc.		9,145,058	6,728,294	25,346,555	(982,316)
Gravity Communications Co., Ltd.		19,963,791	8,226,688	21,811,450	5,636,742
PT. Gravity Game Link		960,338	201,963	744,554	(436,734)
Gravity Game Tech Co., Ltd.		4,008,149	2,624,291	2,294,773	(1,973,125)
Gravity Game Arise Co., Ltd.		1,840,615	1,343,024	771,398	(35,290)

(*) Amounts before offsetting the related party transactions.

2.  Basis of Presentation

These consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

These consolidated financial statements were authorized for issuance by the Board of Directors on March 9, 2021, which will be submitted for approval at the shareholders’ meeting to be held on March 31, 2021.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

2.  Basis of Presentation, Continued

(1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

(2) Use of judgments and estimates

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

(a) Deferred revenue

As discussed in Note 4 (13), the Group sells virtual currency and items that can be used in online and mobile games to game users. For each game in each country, the Group estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Group considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining amounts of virtual currency and items that active users own at period-end, the related revenue is deferred considering whether the virtual currency is refundable and items’ attributes. The Group estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.

(b) Deferred tax assets

When the Group assesses the realizability of deferred tax assets, the Group considers its performance, general economic environment, projected future taxable income, and periods available to utilize tax loss carryforwards and tax credit carryforwards. The Group periodically monitors the estimates used in assessing the realizability of the deferred tax assets. The amount of deferred tax assets may be changed if estimated future taxable income during the carryforward periods was changes.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

3.  Changes in accounting policies

The Group has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2020.

(1) Amendments to K-IFRS No. 1001 Presentation of Financial Statements and K-IFRS No. 1008 Accounting policies and errors

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments do not have a significant impact on the consolidated financial statements.

(2) Amendments to K-IFRS No. 1103 Business Combination

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments do not have a significant impact on the consolidated financial statements.

(3) Amendment to K-IFRS No. 1109 Financial Instruments, K-IFRS No. 1107 Financial Instruments: Recognition and K-IFRS No. 1039 Financial Instruments: Disclosure

The amendments allow to apply the exceptions in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The amendments do not have a significant impact on the consolidated financial statements.

(4) Amendments to the Conceptual framework for financial reporting

The concept of measurement, presentation and disclosure, and derecognition was introduced for financial reporting, and the definition and recognition criteria for assets and liabilities were amended. In addition, the uncertainty in the measurement of prudence, stewardship, measurement, uncertainty and substance over form were clarified.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.

(1) Consolidation

The Group has prepared the consolidated financial statements in accordance with K-IFRS No. 1110 Consolidated Financial Statements.

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is obtained by the Group. They are deconsolidated from the date on which control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between consolidated companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(2) Segment reporting

Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 23). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

(3) Cash and Cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(4) Financial Assets

(a) Classification

At initial recognition, the Group classifies its financial assets in the following measurement categories:

●measured at fair value through profit or loss;

●measured at fair value through other comprehensive income; and

●measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.

(b) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, for financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

(i) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

●

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(4) Financial Assets, Continued

(b) Measurement, Continued

(i) Debt instruments, Continued

●

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

●

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘other non-operating income or expenses’ in the year in which it arises.

(ii) Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income or expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(4) Financial Assets, Continued

(c) Impairment

The Group recognizes loss allowances for expected credit losses(“ECLs”) on:

●financial assets measured at amortized cost;

●debt investments measured at fair value through other comprehensive income; and

●contract assets under K-IFRS No. 1115.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

●debt securities that are determined to have low credit risk at the reporting date; and

●

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring    over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.

The Group considers a financial asset to be in default when:

●	the debtor is unlikely to pay its obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or

●the financial asset is more than 90 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(4) Financial Assets, Continued

(c) Impairment, Continued

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

(d) Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

(5) Property and Equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(5) Property and Equipment, Continued

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Vehicles	4 years
Leasehold improvements	4 years
Right-of-use assets	(*)

(*) The Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term using the straight-line method.

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(6) Intangible Assets

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Patents	10 years
Other intangible assets	3 years

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(6) Intangible Assets, Continued

The Group entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by those companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract using the straight-line method.

(7) Impairment of Non-financial Assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

(8) Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in K-IFRS No. 1116.

(a) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of datacenter the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(8) Leases, Continued

(a) As a lessee, Continued

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rates.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(8) Leases, Continued

(a) As a lessee, Continued

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b) As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Group applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(9) Financial Liabilities

(a) Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated statement of financial position.

(b) Derecognition

Financial liabilities are removed from the consolidated statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(10) Provisions and Contingent Liabilities

Provisions for legal claims, service warranties and make good obligations are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(11) Foreign Currency Translation

(a) Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.

(12) Statement of cash flows

The Group has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate during the fiscal year.

(13) Revenues from contracts with customers

The Group engages in game licensing, IP licensing and game publishing businesses.

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal course of the business. Amounts recognized as revenue are net of value added taxes, returns, rebates and discounts.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(13) Revenues from contracts with customers, Continued

(a) Revenue from micro-transaction and subscription

The Group recognizes micro-transaction revenue of online and mobile games when the Group satisfies its performance obligations.

When the performance obligations are satisfied depends on the natures of virtual currency and items. Items are categorized into consumable, periodic, and permanent items.

Consumable in-game virtual items are items that are consumed by the specific action of a game user, and periodic in-game virtual items are items that can be used repeatedly during a specified effective period. Permanent in-game virtual items are items that can be used by game users repeatedly without an effective period.

The accounting policy on revenue recognition is described below in relation to micro-transaction revenue from the sales of virtual currency and items.

(i) Online Games

At the end of the reporting period, the Group defers the total amount of remaining virtual currency as the Group has the obligation to refund for remaining virtual currency.

For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining amounts of virtual items owned by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.

The Group recognizes online subscription revenue as game users make use of in-game premium features. Subscription revenue comes from subscription fee for internet cafés. Prepaid subscription fees from internet cafés are deferred and recognized as revenue monthly based on actual hours used.

(ii) Mobile Games

Mobile game users purchase virtual currency that can be used to purchase in-game items. The Group has no refund obligation after the game users purchase virtual currency.

At the end of the reporting period, the Group defers the revenue for the remaining virtual currency possessed by paying active users.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(13) Revenues from contracts with customers, Continued

(a) Revenue from micro-transaction and subscription, Continued

(ii) Mobile Games, Continued

For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining virtual items possessed by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.

(b) Online and Mobile games—royalties and license fees

In connection with the Group’s online and mobile games, the Group enters into license agreement in connection with the right to access the intellectual property, such as game character images and stories. The Group believes that the agreement is a promise to provide a right to the customer to access the related IP because the Group will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Group’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Group’s performance obligations in connection with these agreements are satisfied over time. Since the nature of the license promise is to provide customers with access to the intellectual property of the Group during the license period, the Group's performance obligation corresponds to the performance obligation satisfied over time, and revenue is recognized over the license period. The Group recognizes revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.

(c) Other revenue

Other revenue consists of revenue from sales of console games, game character merchandise, animation and other services, including website development and operation services for third parties. Revenues from development and operation services for third parties are recognized over time by measuring progress towards complete satisfaction of a performance obligation. The progress is measured by reference to the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(13) Revenues from contracts with customers, Continued

(d) Incremental costs of obtaining contract

The Group pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash and considered as incremental cost of obtaining contracts with customer and therefore capitalized. The Group presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.

(14) Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax credit.

The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

4.  Significant Accounting Policies, Continued

(15) Employee Benefits

(a) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(b) Defined contribution pension plan

The Group has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Group recognizes provision for severance benefits for the employees with service period less than a year.

(16) Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

•	COVID-19-Related Rent Concessions (Amendment to K-IFRS No 1116)
•	Reference to Conceptual Framework (Amendment to K-IFRS No 1103)
•	Classification of Liabilities as Current or Non-current (Amendment to K-IFRS No 1001)

5.  Cash and cash equivalents

(1) Cash and cash equivalents as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Demand deposits, etc.	~~W~~	110,632,482	79,427,979

(2) The Group does not have any restricted cash and cash equivalents as of December 31, 2020 and 2019.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

6.  Financial Instruments by Category

(1) Carrying amounts of financial instruments by category as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	110,632,482	79,427,979
Short-term financial assets		71,000,000	39,500,000
Accounts receivable, net		59,761,256	32,253,496
Other receivables, net		8,333	56,177
Other current financial assets		817,825	232,676
Other non-current financial assets		1,323,865	1,769,840
	~~W~~	243,543,761	153,240,168

(In thousands of won)		December 31, 2020	December 31, 2019
Financial liabilities at amortized cost
Accounts payable	~~W~~	54,090,082	37,688,820
Accrued expenses(*)		62,194	18,948
Other current liabilities		2,653,144	1,985,620
Other non-current liabilities		3,247,072	3,008,539
	~~W~~	60,052,492	42,701,927

(*) Accrued expenses not applicable to financial liabilities are excluded.

(2) Net income(expenses) from financial instruments for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Financial assets at amortized cost
Interest income	~~W~~	1,087,865	1,625,829
Differences in foreign currency		(1,796,086)	1,266,860
	~~W~~	(708,221)	2,892,689

(In thousands of won)		2020	2019
Financial liabilities at amortized cost
Interest expense	~~W~~	(185,742)	(277,454)
Differences in foreign currency		537,117	(22,042)
	~~W~~	351,375	(299,496)

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

6.  Financial Instruments by Category, Continued

(3) Fair value hierarchy

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•	Level 3: unobservable inputs for the asset or liability.

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.

If more than one significant input variable is not based on observable market information, the item is included in Level 3.

The valuation techniques used to measure the fair value of a financial instrument include:

-  Market price or dealer price of a similar financial instrument

-  The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period

For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc. For the financial assets and liabilities of which carrying amount are reasonable approximation of fair value, those were excluded from fair value disclosure.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

7.  Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020		December 31, 2019
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	57,792,924	13,142	29,696,947	60,449
Related party		2,547,419	-	2,721,614	-
Less: Loss allowance		(579,087)	(4,809)	(165,065)	(4,272)
Accounts and other receivables, net	~~W~~	59,761,256	8,333	32,253,496	56,177

(2) Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020		December 31, 2019
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Beginning balance	~~W~~	165,065	4,272	21,812	83,904
Bad debt expenses		712,184	537	280,781	-
Reversal of allowance for doubtful accounts		(49,767)	-	-	(34,261)
Write-off		(248,395)	-	(137,528)	(45,371)
Ending balance	~~W~~	579,087	4,809	165,065	4,272

(3) Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2020 and 2019 are as follows:

(a) Accounts receivable

(In thousands of won)	December 31, 2020
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.1	~~W~~	57,661,634	54,409
More than 90 days ~ Less than 180 days	5.0		2,138,182	107,297
More than 180 days ~ Less than 270 days	55.3		275,733	152,645
More than 270 days ~ Less than 1 year	99.9		79,025	78,967
More than 1 year	100.0		185,769	185,769
		~~W~~	60,340,343	579,087

(In thousands of won)	December 31, 2019
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.3	~~W~~	31,145,595	96,900

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

More than 90 days ~ Less than 180 days	3.6		1,213,407	43,658
More than 180 days ~ Less than 270 days	21.1		29,723	6,263
More than 270 days ~ Less than 1 year	51.9		24,102	12,510
More than 1 year	100.0		5,734	5,734
		~~W~~	32,418,561	165,065

7.  Accounts and Other Receivables, Continued

(3) Expected credit losses (ECLs) and credit risk exposures for accounts receivable as of December 31, 2020 and 2019 are as follows, Continued:

(b) Other receivables

(In thousands of won)	December 31, 2020
	Expected loss rate(%)		Carrying amount	Bad debt allowance
Not due or overdue for less than 90 days	0.0	~~W~~	8,333	-
More than 90 days ~ Less than 180 days	0.0		-	-
More than 180 days ~ Less than 270 days	0.0		-	-
More than 270 days ~ Less than 1 year	0.0		-	-
More than 1 year	100		4,809	4,809
		~~W~~	13,142	4,809

(In thousands of won)	December 31, 2019
	Expected loss rate(%)		Carrying amount	Bad debt allowance
Not due or overdue for less than 90 days	4.3	~~W~~	57,379	2,487
More than 90 days ~ Less than 180 days	32.8		1,909	626
More than 180 days ~ Less than 270 days	99.6		570	568
More than 270 days ~ Less than 1 year	100.0		591	591
		~~W~~	60,449	4,272

In assessing the recoverability of accounts and other receivables, the Group considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Group applies simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Group’s historical experience and informed credit assessment, that includes forward-looking information.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

8.  Property and Equipment

(1) Details of property and equipment as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020			December 31, 2019
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	6,074,169	(4,695,201)	1,378,968	5,671,399	(4,614,415)	1,056,984
Furniture and fixture		2,037,880	(1,727,467)	310,413	1,984,190	(1,541,412)	442,778
Construction in progress		128,163	-	128,163	-	-	-
Vehicles		9,101	(948)	8,153	-	-	-
Leasehold improvements		1,160,456	(1,028,347)	132,109	1,291,445	(1,074,043)	217,402
Right-of-use assets		11,500,352	(5,763,112)	5,737,240	8,627,211	(3,680,931)	4,946,280
	~~W~~	20,910,121	(13,215,075)	7,695,046	17,574,245	(10,910,801)	6,663,444

(2) Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020
		Computer and other equipment	Furniture and fixture	Constru-ction in progress	Vehicles	Leasehold Improve-ments	Right-of-use assets	Total
Beginning balance	~~W~~	1,056,984	442,778	-	-	217,402	4,946,280	6,663,444
Acquisitions/Capital Expenditure		849,675	81,174	128,163	9,101	3,266	3,783,994	4,855,373
Depreciation		(529,285)	(212,696)	-	(948)	(83,430)	(2,956,888)	(3,783,247)
Disposals		(1,061)	(766)	-	-	(2,032)	(13,562)	(17,421)
Foreign exchange differences		2,655	(77)	-	-	(3,097)	(22,584)	(23,103)
Ending balance	~~W~~	1,378,968	310,413	128,163	8,153	132,109	5,737,240	7,695,046

(In thousands of won)		2019
		Computer and other equipment	Furniture and fixture	Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	887,629	484,316	126,541	-	1,498,486
Recognition of right-of-use assets on initial application of K-IFRS No. 1116		(198,671)	-	-	4,452,753	4,254,082
Acquisitions		711,286	210,835	163,431	2,636,485	3,722,037
Depreciation		(343,973)	(197,578)	(71,280)	(2,135,341)	(2,748,172)
Disposals		-	(58,894)	(1,951)	(13,709)	(74,554)
Foreign exchange differences		713	4,099	661	6,092	11,565
Ending balance	~~W~~	1,056,984	442,778	217,402	4,946,280	6,663,444

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

8.  Property and Equipment, Continued

(3) Classification of deprecation expenses in the statements of comprehensive income for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Cost of revenues	~~W~~	2,123,300	1,795,167
Selling, general and administrative expenses		1,659,947	953,005
	~~W~~	3,783,247	2,748,172

(4) As of December 31, 2020 and 2019, there are no property and equipment that are pledged as collateral for the Group’s debts.

9.  Intangible Assets

(1) Details of intangible assets as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020			December 31, 2019
		Acquisition cost	Accumulated amortization(*)	Carrying amount	Acquisition cost	Accumulated amortization(*)	Carrying amount
Software	~~W~~	14,303,511	(12,069,126)	2,234,385	12,315,779	(11,171,985)	1,143,794
Patents		858,883	(526,741)	332,142	673,905	(488,478)	185,427
Other intangible assets		4,545,813	(3,749,461)	796,352	3,820,006	(3,432,167)	387,839
	~~W~~	19,708,207	(16,345,328)	3,362,879	16,809,690	(15,092,630)	1,717,060

(*) Accumulated amortization includes the amount of accumulated impairment loss.

(2) Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	1,143,794	185,427	387,839	1,717,060
Acquisitions/Capital Expenditure		1,985,736	184,978	725,494	2,896,208
Amortization		(897,141)	(38,263)	(201,820)	(1,137,224)
Impairment loss(*)		-	-	(115,475)	(115,475)
Foreign exchange differences		1,996	-	314	2,310
Ending balance	~~W~~	2,234,385	332,142	796,352	3,362,879

(*) The Group recognized ~~W~~115,474 thousand of impairment loss as carrying amount of other intangible assets exceeded recoverable amount as of December 31, 2020.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

9.  Intangible Assets, Continued

(2) Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In thousands of won)		2019
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	991,283	71,381	100,337	1,163,001
Acquisitions		950,534	152,727	410,120	1,513,381
Amortization		(807,087)	(27,027)	(71,109)	(905,223)
Disposals		(8,071)	(11,654)	-	(19,725)
Impairment loss(*)		-	-	(51,509)	(51,509)
Foreign exchange differences		17,135	-	-	17,135
Ending balance	~~W~~	1,143,794	185,427	387,839	1,717,060

(*) The Group recognized ~~W~~51,509 thousand of impairment loss as carrying amount of other intangible assets exceeded recoverable amount as of December 31, 2019.

(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Cost of revenues	~~W~~	479,402	101,159
Selling, general and administrative expenses		657,822	804,064
Total	~~W~~	1,137,224	905,223

10. Employee Benefit

The expenses recognized in relation to defined contribution plan for the years ended December 31, 2020 and 2019 are ~~W~~1,968,132 thousand and ~~W~~1,811,652 thousand, respectively.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

11. Commitments

(1) The Parent Company has entered into exclusive license agreements with foreign licensees, such as GungHo Online Entertainment, Inc. and Electronics Extreme Ltd., etc. to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.

(2) In March 2016, the Parent Company and Shanghai The Dream Network Technology Co., Ltd. entered into development agreements to grant them an exclusive right to develop mobile games and web games in China based on the contents of Ragnarok Online and distribute such games in China for five years.

(3) As of December 31, 2020, the Group has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current asset. Purchase obligations for future payment related to above agreements as of December 31, 2020 and 2019 are ~~W~~3,309,965 thousands and ~~W~~868,350 thousands, respectively.

(4) As of December 31, 2020, the Parent Company received payment guarantee of USD 912,000 from KB Kookmin Bank regarding overseas IP contracts.

12. Share Capital and Share Premium

(1) Details of common shares as of December 31, 2020 and 2019 are as follows:

(In won and in number of shares)		December 31, 2020	December 31, 2019
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~	3,474,450,000	3,474,450,000

(2) Details of share premium as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Additional paid-in capital	~~W~~	25,303,750	25,321,631
Other capital surplus		1,806,053	1,806,053
	~~W~~	27,109,803	27,127,684

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

12. Share Capital and Share Premium, Continued

(3) Details of other components of equity as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Foreign currency translation adjustments	~~W~~	(1,044,533)	274,538

(4) Details of retained earnings as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Unappropriated retained earnings	~~W~~	147,371,155	84,668,067

(5) According to the Group's Articles of Incorporation, the Group may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2020.

13. Revenue from Contracts with Customers

(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2020	2019
Service contract
Micro transaction & Subscription revenue	~~W~~	328,069,089	310,066,400
- Online Game		76,109,581	30,750,618
- Mobile Game		251,959,508	279,315,782
Royalties & License fees		59,799,879	34,158,543
- Online Game		13,435,479	11,570,819
- Mobile Game		46,364,400	22,587,724
Others		18,084,053	16,742,155
		405,953,021	360,967,098
Timing of satisfaction of performance obligations
At a point in time		-	174,678
Over time		405,953,021	360,792,420
	~~W~~	405,953,021	360,967,098

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

13. Revenue from Contracts with Customers, Continued

(2) Accounts receivables, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2020 and December 31, 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Accounts receivable	~~W~~	59,761,256	32,253,496
Incremental costs of obtaining a contract (Prepaid expenses)		1,276,880	998,464
Contact liabilities (Deferred revenue)		13,793,298	10,845,936
Micro transaction & Subscription revenue		12,886,441	8,742,011
Royalties and License fees		306,620	1,403,079
Website and application development		600,237	700,846

(3) Changes in contract liabilities for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		Contract liabilities
		2020	2019
Balance at January 1	~~W~~	10,845,936	20,074,491
Increase related to Micro transaction & Subscription revenue		29,124,334	66,232,495
Increase related to Royalties and License fees		14,329,908	-
Increase related to website and application development		4,580,264	5,037,581
Decrease upon satisfaction of performance obligation – Micro transaction & Subscription revenue		(24,979,904)	(69,507,257)
Decrease upon satisfaction of performance obligation – Royalties and License fees		(15,426,367)	(5,406,701)
Decrease due to termination of contracts		-	(413,404)
Decrease upon satisfaction of performance obligation - Web and application development		(4,680,873)	(5,171,269)
Balance at December 31	~~W~~	13,793,298	10,845,936

The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2020 is ~~W~~10,606,448 thousand.

(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Micro transaction & Subscription revenue	~~W~~	12,886,441	8,742,011
- Online Game		8,418,089	5,357,558
- Mobile Game		4,468,352	3,384,453
Royalties and License fees		306,620	1,403,079
- Online Game		286,094	573,229
- Mobile Game		20,526	829,850
Website and application development		600,237	700,846

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

~~W~~	13,793,298	10,845,936

13. Revenue from Contracts with Customers, Continued

(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2020 and 2019 are as follows, Continued:

The Group’s management expects to recognize 99.3% (~~W~~13,692,283 thousands) of the transaction price allocated to contracts that have not been performed as of December 31, 2020 as revenue within 12 months. The remaining transaction price allocated to unsatisfied performance obligations as of December 31, 2020 are as 0.7% (~~W~~101,015 thousands) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.

(5) Details of incremental costs of obtaining a contract recognized as assets as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Incremental costs of obtaining a contract	~~W~~	1,276,880	998,464
Amortization costs recognized as cost of revenues		998,464	2,036,015

14. Classification of expenses by nature

Details of classification of expenses by nature for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Fees and commissions	~~W~~	230,411,406	249,210,419
Advertising expenses		30,083,581	14,947,997
Salaries		32,340,302	26,934,813
Outsourcing expenses		9,499,609	7,875,076
Rent		920,119	1,495,901
Employee benefits		3,328,850	3,025,676
Expenses related to defined contribution plan		2,030,438	1,807,245
Depreciation		3,783,247	2,748,172
Amortization		1,137,224	905,223
Others		2,944,052	3,213,517
	~~W~~	316,478,828	312,164,039

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

15. Selling, General and Administrative Expenses

Details of the selling, general and administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Advertising expenses	~~W~~	30,083,581	14,947,997
Fees and commissions		13,927,755	7,261,983
Salaries		11,761,013	8,642,683
Research and development		15,033,944	9,502,742
Employee benefits		1,419,175	1,252,901
Rent		459,633	664,993
Expenses related to defined contribution plan		584,757	455,346
Depreciation		1,424,176	761,427
Amortization		597,271	744,989
Other expenses		2,142,600	2,140,869
	~~W~~	77,433,905	46,375,930

16. Finance Income and Costs

(1) Details of finance income for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Finance income
Interest income	~~W~~	1,087,865	1,625,829
Unrealized foreign currency gain		132,896	6,134
Gain on foreign currency transactions		44,979	442,737
	~~W~~	1,265,740	2,074,700

(2) Details of finance costs for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Finance costs
Interest expense	~~W~~	185,742	277,454
Unrealized foreign currency loss		420,864	120,562
Loss on foreign currency transactions		30,477	10,497
	~~W~~	637,083	408,513

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

17. Other Non-Operating Income and Expenses

(1) Details of other non-operating income for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Unrealized foreign currency gain	~~W~~	187,873	112,847
Gain on foreign currency transactions		2,022,151	1,999,883
Gain on disposal of property and equipment		1,749	3,481
Gain on disposal of intangible assets		-	469
Reversal of allowance for doubtful accounts		49,767	34,261
Others		606,382	314,674
	~~W~~	2,867,922	2,465,615

(2) Details of other non-operating expenses for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Unrealized foreign currency loss	~~W~~	261,514	146,109
Loss on foreign currency transactions		2,934,013	1,039,615
Loss on retirement of property and equipment		2,549	-
Impairment loss on intangible assets		115,475	51,509
Impairment loss on other non-current assets		1,455,310	434,454
Donations		13,000	-
Others		177,801	6,671
	~~W~~	4,959,662	1,678,358

18. Income tax expense

(1) Details of income tax expense for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Current tax on profit for the year	~~W~~	21,383,122	11,775,279
Deferred tax expense (benefit)		4,072,313	(248,980)
	~~W~~	25,455,435	11,526,299

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

18. Income tax expense, Continued

(2) The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rates applicable to profits of the entities are as follows:

(In thousands of won)		2020	2019
Profit before income tax expense	~~W~~	88,011,110	51,256,503
Income tax using the statutory tax rate of each country		19,828,535	12,062,767
Adjustments:
Expenses not deductible for tax purposes		20,050	42,666
Foreign tax credits		3,222,677	4,853,519
Change in estimates related to prior period		11,483	(4,346,720)
Utilization of previously unrecognized tax losses		(412,268)	-
Change in deferred tax due to carry-forward deficits		-	(32,626)
Tax credit		(1,022,086)	(542,868)
Tax of non-recycled corporation income		667,846	-
Changes in deferred tax liabilities related to investment in subsidiaries		2,576,624	-
Effect of change of foreign currency exchange rate		(18,850)	(12,339)
Others		581,424	(498,100)
		5,626,900	(536,468)
Income tax expense	~~W~~	25,455,435	11,526,299
Effective tax rate		29%	22%

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

18. Income tax expense, Continued

(3) Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020			2019
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Property and equipment	~~W~~	6,465	4,683	11,148	24,585	(18,120)	6,465
Intangible assets		221,106	181,507	402,613	238,471	(17,365)	221,106
Other non-current assets		103,268	400,588	503,856	7,689	95,579	103,268
Accounts Payable		1,527,327	(58,494)	1,468,833	531,182	996,145	1,527,327
Accrued expenses		39,427	138,122	177,549	324	39,103	39,427
Deferred revenue		674,159	(176,974)	497,185	59,814	614,345	674,159
Allowance for doubtful account		275,018	9,984	285,002	264,484	10,534	275,018
Other non-current liabilities		46,264	-	46,264	46,264	-	46,264
Investment in subsidiaries		389,453	(389,453)	-	-	389,453	389,453
Lease		734	7,198	7,932	-	734	734
Taxes paid to foreign countries		(159)	706	547	(3,835)	3,676	(159)
Investment in subsidiaries		-	(2,576,624)	(2,576,624)	-	-	-
Others		(24,548)	66,746	42,198	(21,043)	(3,505)	(24,548)
Subtotal(Ⅰ)		3,258,514	(2,392,011)	866,503	1,147,935	2,110,579	3,258,514
Deferred tax due to carry-forward deficits(Ⅱ)		32,626	(32,626)	-	1,950,584	(1,917,958)	32,626
Deferred tax due to tax credit carry-forward(Ⅲ)		4,371,242	(1,647,676)	2,723,566	4,314,883	56,359	4,371,242
Deferred tax asset(Ⅰ+Ⅱ+Ⅲ) (*)	~~W~~	7,662,382	(4,072,313)	3,590,069	7,413,402	248,980	7,662,382

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as the Group's performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward. As of December 31, 2020, the Group has recognized deferred tax assets related to temporary differences, carry-forward deficits and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

18. Income tax expense, Continued

(4) Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2020 are as follows:

(In thousands of won)
Year of expiration		Unused loss carryforwards	Unused tax credit carryforwards
2023		1,045,135	-
2024		2,662,059	-
2025		1,131,837	-
After 2025		6,108,303	1,759,189
Total	~~W~~	10,947,334	1,759,189

As of December 31, 2020 and 2019, the Group did not recognize deferred income tax asset for the temporary difference of ~~W~~18,489,150 thousand and ~~W~~14,349,964 thousand relating to investments in subsidiaries and other temporary differences of ~~W~~750,590 thousand and ~~W~~894,767 thousand, respectively, as such temporary differences are not expected to be utilized in the foreseeable future.

19. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.

(1) Basic earnings per share

(In thousands won and in number of shares)		2020	2019
Profit attributable to owners of the Parent	~~W~~	62,703,088	39,875,981
Weighted average outstanding shares of common shares		6,948,900	6,948,900
Basic earnings per share(in won)	~~W~~	9,023	5,738

(2) Diluted earnings per share

As of and for the years ended December 31, 2020 and 2019, the Parent Company does not have outstanding dilutive potential ordinary shares. Accordingly, the diluted earnings per share for the years ended December 31, 2020 and 2019 are the same as the basic earnings per share.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

20. Cash flow information

(1) Adjustments for calculating cash generated from operations for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Adjustments for:
Depreciation	~~W~~	3,783,247	2,748,172
Amortization		1,137,224	905,223
Bad debt		712,722	280,781
Unrealized foreign currency loss		682,378	266,671
Interest expense		185,742	277,454
Impairment loss on intangible asset		115,475	51,509
Impairment loss on other non-current assets		1,455,310	434,454
Retirement benefit expenses		62,306	(4,407)
Income tax expense		25,455,435	11,526,299
Unrealized foreign currency gain		(320,769)	(118,981)
Loss on disposal of property and plant (Gain)		800	(3,481)
Interest income		(1,087,865)	(1,625,829)
Reversal of allowance for doubtful accounts - others		(49,767)	(34,261)
Gain on disposal of intangible assets		-	(469)
	~~W~~	32,132,238	14,703,135

(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Accounts receivable	~~W~~	(29,116,366)	30,143,064
Other receivables		59,867	232,345
Prepayment		(2,755,198)	(203,533)
Prepaid expense		(2,134,645)	1,980,565
Other current assets		622,435	(556,483)
Other non-current assets		2,255,241	(1,860,078)
Accounts payable		15,510,243	(37,145,559)
Deferred revenue		3,332,169	(9,630,556)
Withholding		1,217,663	(397,679)
Accrued expense		180,641	139,571
Advance receipt		-	435,201
Other current liabilities		(1,256,588)	113,280

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

Other non-current liabilities		(867,887)	(463,005)
	~~W~~	(12,952,425)	(17,212,867)

20. Cash flow information, Continued

(3) Significant non-cash transactions for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Reclassification of Prepayment to intangible assets	~~W~~	72,498	119,935
Increase (Decrease) in accounts payable relating to the acquisition of software		1,144,166	32,590
Acquisition of Right-of-use assets		3,783,994	2,636,485

(4) Changes in liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Beginning of the year	~~W~~	4,994,159	4,401,168
Cash flows used in financial activities – payment of lease liabilities		(2,892,567)	(2,034,071)
Cash flows from operating activities – Interest paid		(185,742)	(277,454)
Non-cash transactions:
Acquisitions – leases		3,783,994	2,636,485
Interest expense		185,742	277,454
Early termination of leases		(14,729)	(14,159)
Translation difference		29,359	4,736
Ending of the year	~~W~~	5,900,216	4,994,159

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

21. Leases

The Group leases offices, equipment and others. The leases typically run for a period of 1 5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not provided as collateral for borrowings.

(1) Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Right-of-use assets(*1)
Offices	~~W~~	3,904,222	3,641,648
Vehicles		102,149	266,332
Others		1,730,869	1,038,300
	~~W~~	5,737,240	4,946,280
Lease liabilities(*2)
Current		2,653,144	1,985,620
Non-current		3,247,072	3,008,539
	~~W~~	5,900,216	4,994,159

(*1) Right-of-use assets are included in the 'Property and equipment' in the consolidated statement of financial position.

(*2) Lease liabilities are included in the 'Other current liabilities' and 'Other non-current liabilities' in the consolidated statement of financial position.

(2) Changes in right-of-use assets for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020
		Offices	Vehicles	Others	Total
Balance as of January 1, 2020	~~W~~	3,641,648	266,332	1,038,300	4,946,280
Depreciation		(1,492,452)	(186,685)	(1,277,751)	(2,956,888)
Acquisitions		1,780,524	35,781	1,967,689	3,783,994
Disposals		-	(13,562)	-	(13,562)
Translation difference		(25,498)	283	2,631	(22,584)
Balance as of December 31, 2020	~~W~~	3,904,222	102,149	1,730,869	5,737,240

(In thousands of won)		2019
		Offices	Vehicles	Others	Total
Balance as of January 1, 2019	~~W~~	2,751,885	52,628	1,648,240	4,452,753
Depreciation		(901,026)	(91,985)	(1,142,330)	(2,135,341)

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

Acquisitions		1,790,978	319,317	526,190	2,636,485
Disposals		-	(13,709)	-	(13,709)
Translation difference		(189)	81	6,200	6,092
Balance as of December 31, 2019	~~W~~	3,641,648	266,332	1,038,300	4,946,280

21. Leases, Continued

(3) Details of amounts recognized in the consolidated statements of comprehensive income for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	185,742	277,454
Expense relating to short-term leases		122,587	322,350
Expense relating to leases of low-value assets excluding short-term leases		8,765	9,657

(4) Details of amounts recognized in the consolidated statement of cash flows for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Total cash outflows of leases	~~W~~	3,209,661	2,643,533

22. Financial Risk Management

The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.

(1) Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Total Liabilities	~~W~~	88,024,352	59,659,255
Total Equities		177,348,016	115,766,090
Debt ratio		50%	52%

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

22. Financial Risk Management, Continued

(2) Market Risk

(a) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2020 and 2019 are as follows:

(In thousands of won)	December 31, 2020
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	29,204,905	15,715,800	~~W~~	31,774,937	17,098,790
JPY	388,760,925	198,432,867		4,098,551	2,091,998
EUR	344,842	8,399		461,482	11,240
IDR	12,955,000	15,289,944		1,003	1,183
THB	28,510	7,379		1,036	268
TWD	105,408,193	3,264,754		4,076,135	126,248
VND	9,270,000	3,243,600		437	153
			~~W~~	40,413,581	19,329,880

(In thousands of won)	December 31, 2019
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	8,100,729	5,775,721	~~W~~	9,403,322	6,695,661
JPY	456,300,430	340,468,613		4,853,805	3,620,782
EUR	338,598	1,000		439,307	1,297
IDR	12,955,000	17,023,944		1,077	1,415
THB	28,510	7,379		1,102	285
TWD	29,236,669	5,567,672		1,125,027	214,244
VND	9,270,000	3,243,600		464	162
GBP	-	5,625		-	8,543
HKD	368,048	-		54,511	-
			~~W~~	15,878,615	10,542,389

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

22. Financial Risk Management, Continued

(2) Market Risk, Continued

(a) Foreign exchange risk, Continued

The Group measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before tax for the years ended of December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020		2019
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	1,467,615	(1,467,615)	270,766	(270,766)
JPY		200,655	(200,655)	123,302	(123,302)
Others		440,100	(440,100)	139,555	(139,555)
	~~W~~	2,108,370	(2,108,370)	533,623	(533,623)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.

(b) Interest rate risk

There are no borrowings under variable interest rate conditions as of December 31, 2020 and 2019.

(c) Price risk

There are no assets and liabilities exposed to price risk as of December 31, 2020 and 2019.

(3) Credit Risk

Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Group regularly evaluates the creditworthiness of customers based on their financial condition, past experiences and other factors.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

22. Financial Risk Management, Continued

(3) Credit Risk, Continued

The carrying amounts of financial assets represent their maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020	December 31, 2019
Cash and cash equivalents	~~W~~	110,632,482	79,427,979
Short-term financial instruments		71,000,000	39,500,000
Accounts receivable, net		59,761,256	32,253,496
Other receivables, net		8,333	56,177
Other current financial assets		817,825	232,676
Oher non-current financial assets		1,323,865	1,769,840
	~~W~~	243,543,761	153,240,168

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable are mainly due from payment processing companies and platform service providers, which the Group believes have low levels of credit risk.

(4) Liquidity Risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Group by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)		December 31, 2020
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	3 to 5 years	Total
Accounts payable	~~W~~	54,090,082	43,437,577	9,250,039	1,402,466	-	-	54,090,082
Accrued expense		62,194	62,194	-	-	-	-	62,194
Other liabilities (*)		5,900,216	812,448	2,107,488	2,146,292	596,395	732,681	6,395,304
	~~W~~	60,052,492	44,312,219	11,357,527	3,548,758	596,395	732,681	60,547,580

(*) Other liabilities as of December 31, 2020 consist of lease liabilities.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

22. Financial Risk Management, Continued

(4) Liquidity Risk, Continued

(In thousands of won)		December 31, 2019
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	3 to 5 years	Total
Accounts payable	~~W~~	37,688,820	21,373,880	16,122,158	192,782	-	-	37,688,820
Accrued expense		18,948	18,948	-	-	-	-	18,948
Other liabilities (*)		4,994,159	597,522	1,652,957	1,780,209	1,029,345	427,995	5,488,028
	~~W~~	42,701,927	21,990,350	17,775,115	1,972,991	1,029,345	427,995	43,195,796

(*) Other liabilities as of December 31, 2020 consist of lease liabilities.

The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

23. Segment information

(1) Operating segments

The Group determines its operating segments by establishing strategic decisions. Chief operating decision maker (“CODM”) reviews operating profit by each segment in order to make decisions regarding the resources to be allocated to the segment and to evaluate the performance of the segment.

The reportable segments of the Group are in line with the organizational structure and CODM’s review of operations, and include mobile, online, and others.

The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the statement of comprehensive income except for inter-segment transactions. The segment information for the years ended December 31, 2020 and 2019 are as follows.

(In thousands of won)		2020
		Online	Mobile	Others	Total	Inter-segment eliminations(*1)	Total
Revenue	~~W~~	107,949,331	336,325,541	22,333,340	466,608,212	(60,655,191)	405,953,021
Depreciation/ amortization		1,608,883	1,823,606	1,487,982	4,920,471	-	4,920,471
Operating profit(*2)		45,453,933	43,031,974	738,137	89,224,044	250,149	89,474,193

(*1) The Group reflects inter-segment eliminations as adjustments.

(*2) Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

23. Segment information, Continued

(1) Operating segments, Continued

(In thousands of won)		2019
		Online	Mobile	Others	Total	Inter-segment eliminations(*1)	Total
Revenue	~~W~~	48,182,108	346,877,780	19,352,559	414,412,447	(53,445,349)	360,967,098
Depreciation/ amortization		1,400,850	1,144,892	1,107,653	3,653,395	-	3,653,395
Operating profit(*2)		8,224,641	38,686,686	199,559	47,110,886	1,692,173	48,803,059

(*1) The Group reflects inter-segment eliminations as adjustments.

(*2) Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.

(2) Revenue from external customers by country for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020(*)	2019(*)
Korea	~~W~~	109,895,360	45,273,359
Taiwan		100,048,694	52,118,234
Japan		22,499,530	28,469,021
United States of America		20,659,465	55,061,551
Thailand		59,085,890	62,042,988
Philippines		23,690,316	30,951,111
Indonesia		12,728,872	22,354,809
Other		57,344,894	64,696,025
	~~W~~	405,953,021	360,967,098

(*) Revenue was attributed to the country based on the customer’s location.

(3) Non-current assets by geographical regions as of December 31, 2020 and 2019 are as follows:

(In thousands of won)		December 31, 2020(*)	December 31, 2019(*)
Domestic	~~W~~	7,611,771	5,731,694
Overseas		5,480,559	4,170,494
Total	~~W~~	13,092,330	9,902,188

(*) The amounts are exclusive of financial assets and deferred tax assets.

(4) No individual external customer accounted for more than 10% of consolidated revenue for the years ended December 31, 2020 and 2019.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019

24. Related Party Transactions

(1) Related parties of the Group include entities and individuals capable of exercising control or significant influence over the Group. Related parties include GungHo Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, members of board of directors, executives with strategic responsibilities and their immediate families.

(2) Account balances with related party

Balances of receivables and payables with related party as of December 31, 2020 and 2019 are as follows:

(In thousands of won)			December 31, 2020		December 31, 2019
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent Company	GungHo Online Entertainment, Inc.	~~W~~	2,547,419	4,924	2,721,614	73,678

(3) Transactions with related parties

The details of transactions with related party for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)			2020		2019
Related party	Name of entity		Revenue	Purchases	Revenue	Purchases
Parent Company	GungHo Online Entertainment, Inc.	~~W~~	21,833,464	211,348	27,484,129	59,856

(4) Other transactions with related parties

No financing transactions were made with related parties for the years ended December 31, 2020 and 2019.

(5) Key management personnel compensation

The compensation given to key management personnel (registered directors) for the years ended December 31, 2020 and 2019 are as follows:

(In thousands of won)		2020	2019
Salaries	~~W~~	1,176,630	866,224

25. Subsequent event

   Gravity Game Hub Pte. Ltd., a subsidiary, was established in Singapore on January 4, 2021.